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Citibank, N.A.
One Court Square
Long Island City, NY 11120


                                                               Exhibit 6.2

December 17, 1999



Mr. Jean Pierre Collardeau
President
ProNetLink Corp.
645 Fifth Avenue
New York, N.Y. 10022


Dear Mr. Collardeau

This letter is to notify of the extension of your line of credit in the amount of $500,000.00 has been extended until 5/31/00, coinciding with the extension of the Standby Letter of Credit from Warburg Dillon Reed UBS naming Citibank as the beneficiary and scheduled to expire 8/6/00.

For your records, the line is secured by Standby Letter of Credit #Y017823 expiring 8/6/2000 issued by Warburg Dillon Reed UBS naming Citibank as sole beneficiary. The line is available for its use from time to time during this year, expiring 60 days prior to the said expiration of the Standby Letter of Credit, unless we should advise, or be advised by you, to the contrary. The credit facility provided for herein shall be on such terms and pursuant to such documentation as we shall from time to time require. Renewal of the line is subject to a review of your fiscal year-end financial statements, coupled with the proper amendment of the Standby Letter of Credit #Y017823 maturity date.


Sincerely,


Thomas J. Harris
Vice President